1100 - 1199 W. Hastings St.
Vancouver, B.C. V6E 3T5
Tel: 604-681-9059
Fax: 604-688-4670
www.quaterraresources.com

February 5, 2008	QTA-TSX. VENTURE
NR-03-08

QUATERRA RESOURCES ANNOUNCES MACARTHUR PROJECT CONFERENCE CALL

VANCOUVER, B.C. – Quaterra Resources Inc. will host a conference call on Wednesday, February 6, 2008 at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss the January 31, 2008, drill results from its wholly-owned MacArthur Copper Project. The Company will also talk about its other projects and will answer questions at the end of the formal portion of the call. To listen to the call live, dial 1-888-458-1598. The access code is 73317#. To listen to a playback of this call after it has ended, dial 1-877-653-0545. The access code is 609407#. The playback option will be available for 30 days.

For more information, please contact:

Jay Oness at 1-888-456-1112, 604-681-9059 or
email: corpdev@mnxltd.com

Quaterra Resources Inc. (TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,
“Thomas Patton”
Thomas Patton, President, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Jay Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.